VIA FACSIMILE AND EDGAR TRANSMISSION

September 16, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Fate Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-190608

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the underwriters, hereby join Fate Therapeutics, Inc. (the “Company”) in requesting that the effective date of the above-referenced registration statement be accelerated to Wednesday, September 18, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 418(a)(7) and Rule 460 under the Act, please be advised that from September 4, 2013 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 3, 2013:

0 to prospective underwriters;

333 to 262 institutional investors;

0 to prospective dealers; and

0 to others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

BMO CAPITAL MARKETS CORP.

as representatives of the several underwriters

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Jason Fenton, Managing Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Lori Begley
Lori Begley, Managing Director

cc: Christian Weyer, M.D., M.A.S., Fate Therapeutics, Inc.

      Scott Wolchko, Fate Therapeutics, Inc.

      Cindy R. Tahl, Fate Therapeutics, Inc.

      Kingsley L. Taft, Goodwin Procter LLP

      Maggie L. Wong, Goodwin Procter LLP

      Mitzi Chang, Goodwin Procter LLP

      David W. Pollak, Morgan, Lewis & Bockius LLP

      Thomas W. Kellerman, Morgan, Lewis & Bockius LLP

      Albert Lung, Morgan, Lewis & Bockius LLP